SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of Xcel Energy Inc. File No. 70-9635 (Public Utility Holding Company Act of 1935)	CERTIFICATE OF NOTIFICATION

     This Certificate of Notification is filed by Xcel Energy Inc. (“Xcel Energy”), a Minnesota corporation, pursuant to Rule 24. Such filing is made pursuant to Xcel Energy’s Form U-1 Application-Declaration, (the “Application-Declaration”), and the order of the Securities and Exchange Commission (the “Commission”) dated September 30, 2003 (HCAR No. 27731) (the “Order”) in the above-referenced file. The Order directed that Xcel Energy file with the Commission certificates pursuant to Rule 24 on a quarterly basis within 60 days from the end of the first three quarters and within 90 days from the end of the last calendar quarter. This certificate reports transactions from October 1, 2003 through December 31, 2003 (the “Fourth Quarter”). Due to the fact that Xcel Energy did not control its former subsidiary NRG Energy, Inc. at any time during the Fourth Quarter and completely divested its ownership of NRG on December 5, 2003, no financing activity of NRG is being reported or reflected herein.

a.)	Following is a computation under rule 53(a) setting forth Xcel Energy’s consolidated retained earnings and aggregate investment in all EWGs and FUCOs as of December 31, 2003:

Average consolidated retained earnings:	$51.3	million
Aggregate investment in all EWGs and FUCOs*:	$134.2	million

* On May 14, 2003, NRG filed a voluntary case to restructure its obligations under Chapter 11 of the U.S. Bankruptcy Code. As a result, Xcel Energy no longer maintained the ability to unilaterally control the operations of NRG. Accordingly, Xcel Energy discontinued the consolidation on its financial statements of NRG retroactive to Jan. 1, 2003, and is reporting NRG results under the equity method in accordance with Accounting Principles Board Opinion No. 18. In accordance with limitations under the equity method, as of May 14, 2003 Xcel Energy stopped recognizing its equity in the losses of NRG, equal to the potential financial commitment it has to NRG as part of the settlement agreement, in excess of its investment in NRG. In December 2003, Xcel Energy divested its ownership of

NRG, in connection with NRG’s emergence from bankruptcy; as a result the investment in NRG is excluded from the aggregate investment balance. All investments were made at a time that Xcel Energy was in compliance with Rule 53 or orders of the Commission.

b.)	Following is a listing of Xcel Energy’s aggregate investment in each EWG and FUCO:

(in millions)
Investment in EWGs and FUCOs:
Independent Power International	5.7
Xcel Energy Argentina Inc.	121.0
Denver City Energy Associates, L.P.	7.5

$134.2

c.)	Xcel Energy’s consolidated capitalization ratio* as of December 31, 2003:

Debt as a percentage of capitalization	56%
(including approximately $59 million of short-term debt)
Common stock equity as a percentage of capitalization	43%
Preferred equity as a percentage of capitalization	1%

Xcel Energy’s Utility Subsidiaries capitalization ratio* as of December 31, 2003:

	NSP-	NSP-
	Minnesota	Wisconsin	PSCo	SPS

Debt as a percentage of capitalization (including short-term debt)	53%	44%	54%	50%
Common stock equity as a percentage of capitalization	47%	56%	46%	50%

* Common stock equity includes par value, premium, retained earnings, accumulated other comprehensive income and minority interest.

d.)	Market-to-book ratio of Xcel Energy’s common stock as of December 31, 2003:

Market-to-book ratio at December 31, 2003	1.31

e.)	New EWG projects in which Xcel Energy invested or committed to invest during the Fourth Quarter:
None

f.)	Growth in consolidated retained earnings (segregating total earnings growth attributable to EWG projects from the revenue attributable to all other subsidiaries of Xcel Energy):

(in millions)
Retained earnings growth from EWG projects	$15.2
Retained earnings growth from all other Xcel Energy subsidiaries (reflects dividend payments)	454.4

Total increase in consolidated retained earnings for the year ended December 31, 2003	$469.6

g.)	Year-to-date revenues and net income of each EWG through December 31, 2003:

	Revenue	Net income

(in millions)
Independent Power International	$—	$—
Xcel Energy Argentina Inc.	44.4	13.6
Denver City Energy Associates, L.P.	45.2	1.5

h.)	Purchase price per share of reported sales of Xcel Energy common stock and the market price per share at the date of the agreement of sale. None.

i.)	The total number of shares of Common Stock issued during the Fourth Quarter under Xcel Energy’s dividend reinvestment plan and Xcel Energy system employee benefit and executive compensation plans.
Xcel Energy issued 79,492 shares for the dividend reinvestment plan and optional cash payment plan. No shares were issued under the system employee benefit or the executive compensation plans.

j.)	Xcel Energy long-term debt issued during the Fourth Quarter.
On November 21, 2003, Xcel Energy Inc. issued $57,500,000 convertible senior notes. The notes were issued pursuant to an option granted to a purchaser in connection with the issuance of the $230,000,000 convertible senior notes issued on November 21, 2002. The interest rate on the notes issued on November 21, 2003 is 7.50% and the maturity date is November 21, 2008.

k.)	The names of the guarantors and of the beneficiaries of any Xcel Energy or Subsidiary Guarantee or other form of credit support issued or renewed during the Fourth Quarter, and the amount, term and purpose of the guarantee.

1. The following guarantees were issued/renewed during the Fourth Quarter:

Guarantor	Beneficiary	Amount	Matures	Issued/Renewed	Purpose

					Sale and Purchase
					of Natural Gas and
	e prime Energy				Financial
Xcel Energy	Marketing, Inc	$1,000,000	Continuing	Issued	Derivatives

					Sale and Purchase
	e prime Energy				of Energy Capacity
	Marketing, Inc. and				and Financial
Xcel Energy	e prime Florida, Inc	$500,000	Continuing	Issued	Derivatives

					Sale and Purchase
					of Energy
					Commodities and
	e prime Energy				Financial
Xcel Energy	Marketing, Inc	$1,500,000	Continuing	Renewed	Derivatives

2.	Xcel Energy guaranteed an additional $5,110,423 of surety bonds in the Fourth Quarter. Such guarantees are exempt under Rule 45 (b)(6).

l.)	The amount and terms of any Short-term Debt issued by Xcel Energy during the Fourth Quarter.
Xcel Energy borrows and repays short-term debt on an on-going basis. As of December 31, 2003, Xcel Energy had no short-term debt outstanding.

m.)	The amount and terms of any financings consummated by any Utility Subsidiary that are not exempt under Rule 52. None.

n.)	A list of the deposits and withdrawals by each Utility Subsidiary from the Utility Money Pool during the quarter. Net Money Pool Balances as of the end of the Fourth Quarter by Participating Company*

Company	Net Amount on Deposit	Net Amount of Borrowings

Cheyenne	$0	$26,175,000

* A list of all deposits and withdrawals during the Fourth Quarter for each company is available to the SEC staff upon request.

o.)	The amount and terms of any financings consummated by any Non-utility Subsidiary during the Fourth Quarter that are not exempt under Rule 52. None.

p.)	The amount and terms of any financings consummated by any Utility Subsidiary during the Fourth Quarter under the exemption provided under Rule 52.
 Utility Subsidiaries Short-term Debt
On an on-going basis the Utility Subsidiaries borrow and repay short-term debt. As of December 31, 2003, the Utility Subsidiaries listed below had outstanding short-term debt as follows:

Utility Subsidiary	Amount	Avg. Rate

PSCo	$0	—
SPS	$0	—
NSP-MN	$58,000,000	4.08%
NSP-WI	$0	—

PSCo
As of December 31, 2003, PSCo had short-term borrowings outstanding from its subsidiary P.S.R. Investments, Inc. of $8,830,000 at an average rate of 2.85%.

NSP-MN
As of December 31, 2003, NSP-MN had short-term borrowings outstanding from its subsidiary United Power & Land of $1,304,000 at an average rate of 4.88%.

SPS
On October 6, 2003 SPS sold $100,000,000 principal amount Series C Senior Notes at 6%. The series is due October 1, 2033. The notes were sold under the following terms and conditions:

$100,000,000 at 6%

Price to investors	99.190%
Discount to initial purchasers	0.875%
Proceeds to the company	98.315%

The net proceeds were used to redeem $103,092,775 of the 7.875% Deferrable Interest Subordinated Indenture.

q.)	The amount and terms of any financings consummated by any Non-Utility Subsidiary during the Fourth Quarter under the exemption provided under Rule 52.
1) Certain short-term inter-company notes are issued and repaid on an on-going basis. The proceeds are used for general corporate purposes. As of December 31, 2003, the following such inter-company notes were outstanding with an average interest rate of 1.24%:

		Amount
Lender	Borrower	Outstanding

Xcel Energy	Xcel Energy Services Inc	$20,100,000
Xcel Energy	Xcel Energy WYCO Inc	$3,107,000
Xcel Energy	Xcel Energy International Inc	$32,300,000
Xcel Energy International Inc.	Xcel Energy Argentina Inc	$32,427,194
NCE Communications, Inc.	Xcel Energy Communications Group, Inc	$1,605,000
Xcel Energy Retail Holdings, Inc. (“Xcel Retail”)	e prime Energy Marketing, Inc	$3,800,000
Xcel Energy	Xcel Retail	$16,730,000
Xcel Retail	Xcel Energy Cadence	$1,120,000
Xcel Retail	The Planergy Group	$20,286,785
XERS Inc.	Xcel Retail	$4,210,000
Utility Engineering	Xcel Energy Wholesale Group, Inc	$87,300,000
Quixx Corporation	Utility Engineering	$69,060,000
Utility Engineering	Applied Power Associates, Inc	$412,500

		Amount
Lender	Borrower	Outstanding

Utility Engineering	Proto-Power Corporation	$2,950,000
Utility Engineering	Universal Utility Services	$1,150,000
Utility Engineering	Precision Resource Company	$1,275,000
Texas-Ohio Pipeline, Inc.	Xcel Energy Ventures Inc	$110,200
Reddy Kilowatt	Xcel Retail	$900,000
Xcel Energy Products and Services, Inc.	Xcel Retail	$4,708,000
e prime, Inc.	Xcel Energy Markets Holdings, Inc	$11,490,000
Xcel Energy	Xcel Energy Markets Holdings, Inc	$21,255,000
Xcel Energy	Xcel Energy Communications Group, Inc	$228,000
Xcel Energy	Xcel Energy Ventures, Inc	$11,170,000
Xcel Energy Ventures, Inc.	Eloigne	$5,650,000
Utility Engineering	Proto Power New York	$125,000
Utility Engineering	Proto Power Michigan	$25,000
Xcel Retail	Xcel Energy Performance Contracting, Inc	$2,200,000

2. On November 1, 2003, Nuclear Management Company, LLC renewed its 364-day $30,000,000 revolving credit agreement with LaSalle Bank, Chicago, Illinois, until May 15, 2004. The interest rate per annum under the agreement is variable. The credit agreement is primarily used to fund working capital.

r.)	The notional amount and principal terms of any interest rate hedge or anticipatory hedge entered into during the Fourth Quarter and the identity of the parties to such instruments. None.

s.)	The name, parent company and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the Fourth Quarter. None.

t.)	Consolidated balance sheets as of the end of the Fourth Quarter and separate balance sheets as of the end of the Fourth Quarter for each company, including Xcel Energy, that has engaged in financing transactions during the Fourth Quarter.

The consolidated balance sheets of Xcel Energy, Public Service Company of Colorado, Southwestern Public Service Company, Northern States Power Company (Minnesota), and Northern States Power Company (Wisconsin), as of December 31, 2003 are incorporated by reference. Such balance sheets were filed with the respective company’s Form 10-K for the year ended December 31, 2003. The file numbers are as follows:

Xcel Energy	1-3034
Public Service Company of Colorado	1-3280
Southwestern Public Service Company	1-3789
Northern States Power Company (Minnesota)	000-31709
Northern States Power Company (Wisconsin)	10-3140

     The following balance sheets as of December 31, 2003 were filed under confidential treatment pursuant to Rule 104(b):

Exhibit 1	Xcel Energy Wyco Inc.
Exhibit 2	Xcel Energy Services Inc.
Exhibit 3	Xcel Energy International Inc.
Exhibit 4	Xcel Energy Communications Group, Inc.
Exhibit 5	NCE Communications, Inc.
Exhibit 6	Xcel Energy Retail Holdings, Inc.
Exhibit 7	Xcel Energy Cadence
Exhibit 8	The Planergy Group
Exhibit 9	Xcel Energy Wholesale Group, Inc.
Exhibit 10	Applied Power Associates, Inc.
Exhibit 11	Proto-Power Corporation
Exhibit 12	Universal Utility Services
Exhibit 13	Precision Resource Company
Exhibit 14	Xcel Energy Markets Holdings, Inc.
Exhibit 15	e prime, inc.
Exhibit 16	Texas-Ohio Pipeline, Inc.
Exhibit 17	Quixx Corporation
Exhibit 18	Utility Engineering
Exhibit 19	Cheyenne Light, Fuel and Power Company
Exhibit 20	Xcel Energy Ventures Inc.
Exhibit 21	Reddy Kilowatt
Exhibit 22	Xcel Energy Products and Services, Inc.
Exhibit 23	P.S.R. Investments, Inc.
Exhibit 24	e prime Energy Marketing, Inc.
Exhibit 25	XERS Inc.
Exhibit 26	Xcel Energy Argentina Inc.
Exhibit 27	United Power & Land
Exhibit 28	Eloigne
Exhibit 29	Nuclear Management Company, LLC
Exhibit 30	e prime Florida, Inc.
Exhibit 31	Proto-Power New York
Exhibit 32	Proto-Power Michigan

u.)	Registration Statements filed during the Fourth Quarter. Form S-4 file number 333-109601 filed October 9, 2003 by Xcel Energy.

I, Ben G.S. Fowke III, Vice President, CFO and Treasurer of Xcel Energy Inc., certify that transactions included in this Certificate of Notification have been carried out in accordance with the terms and conditions of and for the purposes represented in the Application-Declaration.

XCEL ENERGY INC

By: /s/ Benjamin G.S. Fowke III Benjamin G.S. Fowke III Vice President, CFO and Treasurer

Dated: March 25, 2004